SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

ASHWORTH, INC.
(Name of Subject Company)
ASHWORTH, INC.
(Name of Person Filing Statement)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
04516H101
(CUSIP Number of Class of Securities)
Halina Balys
Vice President, Corporate Secretary and Compliance Officer
2765 Loker Avenue West
Carlsbad, California 92010
(760) 438-6610
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
Copies to:
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive, Suite 1200
Irvine, California 92612
(949) 451-3800
Attention: Mark W. Shurtleff, Esq.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information
Item 9. Exhibits
SIGNATURES

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Ashworth, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 20, 2008 and subsequently amended by an Amendment No. 1 thereto on November 10, 2008 (collectively, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer commenced by PHX Acquisition Corp., a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of Taylor Made Golf Company, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company at a price of $1.90 per share, net to the holder in cash (subject to adjustment and applicable withholding tax, without interest, on the terms and subject to the conditions set forth in the Purchaser’s offer to purchase dated October 20, 2008, as amended, and the related letter of transmittal), all as described in a Tender Offer Statement on Schedule TO filed by the Purchaser with the SEC on October 20, 2008, as amended. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 8. Additional Information.
Item 8 is supplemented by adding the following information at the end thereof:
     The Offer expired at 12:00 midnight, New York City time, at the end of Tuesday, November 18, 2008. Parent has advised the Company that, as of such time, an aggregate of approximately 10,934,097 Shares were validly tendered into, and not withdrawn from, the Offer, including 202,510 Shares subject to guaranteed delivery, representing approximately 74.15% of the outstanding Shares. The Purchaser has informed the Company that the Purchaser has accepted all Shares that were validly tendered and not withdrawn for payment in accordance with the terms of the Offer. The Purchaser is required to promptly pay the Offer Price of $1.90 net per Share in cash, without interest, to all stockholders whose Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer and, in the case of Shares tendered by guaranteed delivery procedures, to pay promptly after timely delivery of such Shares and required documentation.
     In order to acquire one Share more than 90% of the outstanding Shares and complete the Merger without a vote by the Company’s stockholders pursuant to Section 253 of the Delaware General Corporation Law (the “DGCL”), the Purchaser exercised its Top-Up Option pursuant to the terms of the Merger Agreement. As a result, the Purchaser acquired newly issued shares at a purchase price equal to the Offer Price and now owns more than 90% of the outstanding Shares. Pursuant to the Merger Agreement, Parent is therefore entitled to, and has caused, the Purchaser to merge with and into the Company effective November 19, 2008 (without a meeting of the stockholders of the Company in accordance with the DGCL’s “short-form” merger statute), with the Company continuing as the Surviving Corporation and a wholly owned subsidiary of Parent. In the Merger, each outstanding Share (other than Shares held by Parent, the Purchaser, the Company or stockholders who properly exercise appraisal rights under Section 262 of the DGCL) was converted into the right to receive $1.90, in cash, without interest. Shares held by stockholders who perfect their appraisal rights will represent only the right to receive the amount awarded in the appraisal or, if such demand for appraisal is withdrawn or forfeited, $1.90 per Share, in cash, without interest.

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     On November 20, 2008, Parent issued a press release announcing the completion of the Offer, a copy of which is filed as Exhibit (a)(8) hereto and is incorporated herein by reference.
Item 9. Exhibits.
Item 9 is supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(8)	Press release issued by PHX Acquisition Corp., Taylor Made Golf Company, Inc. and adidas on November 20, 2008, incorporated by reference to Exhibit (a)(5)(C) to Amendment No. 2 to the Schedule TO of Taylor Made Golf Company, Inc. and PHX Acquisition Corp. filed on October 20, 2008.

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SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2008

ASHWORTH, INC.

By:	/s/ Allan H. Fletcher

Name:	Allan H. Fletcher
Title:	Chief Executive Officer

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